Free Writing Prospectus
Filed Pursuant to Rule 433
Dated September 23, 2009
Registration Statement Nos. 333-148505 and 333-148505-01
Ford Credit Floorplan Master Owner Trust A Series 2009-2 Asset-Backed Notes Net Roadshow September 2009

Registration Statement Nos. 333-148505 & 333-148505-01Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors")Ford Credit Floorplan Master Owner Trust A (the "issuer")This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling Morgan Stanley toll-free at 1-866-718-1649 or Barclays Capital toll-free at 1-888-227-2275 extension 2663. Ford Credit Floorplan MOTA Series 2009-2 Notes FREE WRITING PROSPECTUS 1

2 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

3 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

Ford Credit Floorplan MOTA Series 2009-2 Notes
TRANSACTION PARTICIPANTS AND TIMING

FordCredit

Transaction Participants

Issuer	Ford Credit Floorplan Master Owner Trust A (the "Trust")
Depositors	Ford Credit Floorplan Corporation Ford Credit Floorplan LLC
Servicer and Sponsor	Ford Motor Credit Company LLC
Joint-Lead Managers	Barclays Capital Morgan Stanley
Accountants	PricewaterhouseCoopers
Indenture Trustee	The Bank of New York Mellon
Owner Trustee	U.S. Bank Trust, N.A.
Back-up Servicer	Wells Fargo Bank, N.A.

Expected Timing

Price Transaction
[Before October 2]

TALF Subscriptions Received
October 2

Settle Transaction
October 9

4

5 Principal Amount $1,000,000,000 Expected Rating (S&P / Moody's / DBRS) AAA / Aaa / AAA Average Life to Maturity 2.93 years Fixed / Floating Floating Payment Frequency Monthly Expected Final September 15, 2012 Legal Final September 15, 2014 ERISA Eligible Yes TALF Eligible Yes Benchmark 1M LIBOR Transaction Structure Ford Credit Floorplan MOTA Series 2009-2 NotesTRANSACTION STRUCTURE

Ford Credit Floorplan MOTA Series 2009-2 Notes
INVESTMENT HIGHLIGHTS

Ford Credit

- TALF-eligible public offering
- The primary assets of the Trust are a revolving pool of receivables originated in connection with the purchase and financing by motor vehicle dealers of their new and used car and truck inventory
- Pool consists of "auto floorplan" collateral for TALF purposes
- Master owner trust structure
- $8.9 billion Trust balance as of June 30, 2009
- Dealers diversified geographically across the United States
  - 2% concentration limit for each dealer or dealer group (5% for AutoNation, Inc.)
- Credit Enhancement:

	Percent of Receivables	Percent of Notes
Subordination	32.00%	47.06%
Cash Reserve Account	0.68	1.00
Total Credit Enhancement	32.68%	48.06%
Memo: Participation/Pool Percentage (of Notes)		4.00%

6

7 KEY AMORTIZATION TRIGGERS Average monthly principal payment rate for the three immediately preceding collection periods is less than 21%The cash balance in the Excess Funding Account exceeds 30% of the outstanding principal balance of all series notes for three consecutive monthsThe available subordinated amount is less than the required subordinated amountBankruptcy of the depositors, Ford or Ford Credit (Chapter 7 or Chapter 11)

8 Ford Credit Floorplan LLC (Depositor) Ford Credit Floorplan Master Owner Trust B The Bank of New York Mellon (Indenture Trustee) Series 2006-1 Note (Private - VFN) Series 2006-4 Notes (Public - Term) Series 2006-6 Note (Private - VFN) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC(Sponsor, Servicer and Administrator) Ford Motor Company Series 2009-1 Note (Private - Term) Series 2008-2 Note (Private - Term) FLOORPLAN TRUST LEGAL STRUCTURE * Matured and paid off 9/15/2009 Wells Fargo Bank, N.A. (Back-up Servicer) Series 2008-1 Note* (Private - Term) Series 2009-2 Note (Public - Term) Ford Credit Floorplan Master Owner Trust A (MOTA - Issuer) (Participation Interest)

9 FLOORPLAN FUNDING OVERVIEW Securitization is the primary funding source for Ford Credit's floorplan financing business - first securitized in 1992:The current master owner trust structure was developed in 2001 Since then, multiple series have been issued out of the Trust Since then, multiple series have been issued out of the Trust Since then, multiple series have been issued out of the Trust Since then, multiple series have been issued out of the Trust Since then, multiple series have been issued out of the Trust $5.895 billion funded $8.954 billion Trust balance * Matured and paid off 9/15/2009

10 BACK-UP SERVICER Ford Credit has a comprehensive plan to service the Trust assets in a severe stress scenario. As further investor protection, Wells Fargo Bank, N.A. will be appointed as a back-up servicer for the TrustIf Ford Credit is terminated or resigns as servicer, Wells Fargo will be the successor servicer Wells Fargo has provided back-up servicing services since 1992. As of June 30, Wells Fargo was acting as back-up servicer on more than 400 series of asset- backed securities. Wells Fargo also services dealer floorplan receivables for itself and others and, as of June 30, 2009, was acting as servicer on over $5 billion of floorplan receivables Wells Fargo's duties as back-up servicer include annual on-site visits of the servicer's servicing operations, receiving monthly receivables data and confirming certain information on the monthly investor report. Ford Credit will also provide Wells Fargo with a data dictionary of its source receivables system by the time this offering closesFord Credit will fund a reserve account with $200,000 to cover potential successor servicer transition costs

11 Dec 2007 2006 2007 2008 6/1/2009 591000 533000 440000 343000 533,000 Dec 2008 440,000 591,000 Dec 2006 FORD / LINCOLN MERCURY U.S. DEALER STOCKS (INCLUDING IN-TRANSIT VEHICLES) 343,000 Jun 2009 Number of Vehicles

12 HISTORICAL MONTHLY PRINCIPAL PAYMENT RATES "Friends and Family" Sales Promotion Way Forward Plan Announced Payment Rate Payment Rate Trigger 3 Month Average of Monthly Principal Payment Rate Oil and Credit Crisis / Global Recession Principal Payment Rate Derived Days Supply from Payment Rate Inventory Management "Cash for Clunkers" Program

13 HISTORICAL FLOORPLAN TRUST BALANCE Floorplan Trust Balance (Excluding EFA) Cash funding required as a result of low trust balance Required Pool Balance Excess Funding Account has been funded periodically as a result of plant shutdowns and customer incentive programs "Friends and Family" Sales Promotion "Cash for Clunkers" Program Memo: As of August 31, 2009 the Trust balance was $7.1 billion

ECONOMIC AND AUTOMOTIVE DOWNTURN

FordCredit

Crude Oil Fuel Prices (per Barrel)



$130
$110
$90
$70
$50
$30
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
May-09
Aug-09
Oil Shock
Financial Crisis

U.S. Retail Segment Share



Small Car Segment
Ford/Lincoln Mercury Days Supply
Full-Size Pickup Segment
25%
20%
15%
10%
5%
68
69
83
101
86
86
60
36
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
May-09
Aug-09

Economic and Automotive Downturn

- When shocks occur in the automotive industry, it takes time for manufacturers and dealers to react
- In 2008, the industry experienced two successive shocks

Oil Shock

- Beginning in early 2008, fuel prices increased rapidly peaking in late summer
  - Consumer preferences shifted from trucks and SUVs to smaller, fuel efficient cars
- Dealers were caught with excess inventory of trucks and a shortage of smaller, fuel efficient cars
  - Dealers quickly addressed these supply imbalances during the third quarter of 2008

Financial Shock

- U.S. vehicle sales declined significantly following the Lehman bankruptcy in September 2008 and ensuing financial crisis
- Dealers began reducing inventories in response to lower sales, even as segment shifts were occurring rapidly

14

15 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

16 U.S. FLOORPLAN BUSINESS OVERVIEW Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability Financing is provided to dealerships in the United States, primarily Ford- franchised dealers selling Ford, Lincoln and Mercury productsFloorplan financing is primarily provided for factory purchases of new vehicles directly from the manufacturer - approximately 90%. In-transit vehicles account for approximately 15% of this number Floorplan financing is also provided for used vehicles, including off-lease vehicles, customer trade-ins and auction purchasesFord Credit's floorplan financing share is 78% of Ford, Lincoln and Mercury dealersFord Credit also provides in-transit financing to all Ford, Lincoln and Mercury dealers

FORD CREDIT FLOORPLAN FINANCE TERMS

- **Advance rates**
  - New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback
  - Auction vehicles – auction price plus auction fee and transportation costs (if arranged by auction or third-party)
  - Used vehicles – up to 100% of wholesale value (as determined by selected trade publications)
- **Interest rate**
  - Generally, prime rate plus 1.5% for new vehicles and prime rate plus 2.0% for used vehicles
  - Prime rate floor of 4%
- **Payment terms**
  - Principal due generally upon sale of related vehicle
  - Interest and other administrative charges payable monthly in arrears

17

18 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

ORIGINATION AND SERVICING ENGINE


Process
Discipline
Technology
Speed
Efficiency
Control
Commonality
Low Variability
Consistent Approvals
and Risk Management
High Quality Decisions
Centralized
Process/Documentation
Judgment
Knowledge
Experience
Intellect
Analysis
Accountability

Technology and Judgment Combine to Minimize Losses

19

UNDERWRITING – DEALER RISK RATING

- A proprietary scoring model is used to assign a risk rating to each dealer
  - Dealer risk ratings are categorized into the following groups:
    - Group I – strong to superior financial metrics
    - Group II – fair to favorable financial metrics
    - Group III – marginal to weak financial metrics
    - Group IV – poor financial metrics, may be uncollectible
    - Other – Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

- Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its financial obligations
  - Key indicators include capitalization and leverage, liquidity and cash flow, profitability and credit history

- Risk rating is based on the dealership and does not take into account the personal guarantees or net worth of the owners

- The scoring model is validated annually to ensure integrity and performance of the model and was last updated in December 2008

20

21 HISTORICAL DEALER RISK RATINGS *Other includes dealers that have no dealer risk rating, generally because Ford Credit only provides in-transit financing for such dealer Percent of Principal Receivables

FordCredit

DEALER CREDIT STRATEGY


Dealers
Monitoring
Early Warning Report
Watch Report
ICU
Status
Liquidation
✓ Dashboard
✓ Payoffs
✓ Aged inventory
✓ Overline
✓ Financial statements
✓ Risk Rating
✓ Credit file review
✓ Identification of financial trends
✓ Formal quarterly review and action plan
✓ Accelerated physical audits
✓ Experienced risk team
✓ Monthly watch reports
✓ Increased intensity surrounding action plans and timelines
✓ On-site control
✓ Focus on asset protection
✓ Loss mitigation

22

DEALER CREDIT STRATEGY – INVENTORY AUDITS

Ford FordCredit

- **Ford Credit physically audits dealer inventory with audit frequency based on dealer risk rating**
  - **Dealer receives no advance notice**
  - **Strict restrictions on how often the same auditor can visit a dealer**
  - **Auditors must account for all inventory using automated handheld tool equipped with a VIN scanner**
  - **Immediate payment is required for any sold vehicle for which Ford Credit has not been paid**


symbol


WHOLESALE AUDIT
Reconciliation Report


Wholesale Audits - Actual vs. Target
June 2008-June 2009
1,600
1,400
1,200
1,000
800
600
400
200
0
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Target
Actual

% of Target	144%	144%	159%	152%	160%	142%	142%	151%	145%	164%	135%	144%	112%

23

CAPTIVE FINANCE COMPANY BENEFITS

Integrated Systems Enable Real Time Controls


Ford Motor Company
North American Vehicle Information System
2. Information on "SOLD" vehicles reported to Ford Credit and matched to floorplan receivables
Ford Credit
Dealer Floorplan Receivables System
1. Dealer reports vehicle sale to obtain:
• Release of title
• Warranty registration
• Manufacturer incentives
Dealer
3. Dealer pays off floorplan receivables

Other Captive Finance Company Benefits

- Access to monthly dealer financial statements allows monitoring of dealer fiscal strength
- Aligned sales, production and inventory objectives between Ford and Ford Credit
- Onsite dealer monitoring by both Ford and Ford Credit
- Joint Ford and Ford Credit discussions with dealers on all aspects of the business
- "Blueprint for Success" – Comparative dealership benchmarking

24

FORD CREDIT ACTIONS

- If Ford Credit discovers any issues when monitoring a dealer, it may:
  - Increase audit frequency
  - Review curtailment options and advance rates
  - Suspend credit lines
  - Schedule a working capital audit
  - Schedule a field credit review
  - Meet with owners/guarantors
  - Increase risk rating to trigger more extensive monitoring
  - File liens on property of guarantors
  - Require consignment agreements if not already in place
  - Discuss with the Ford sales division

25

STATUS DECLARATION

- A dealer status is declared when:
  - Dealer does not satisfy a sold out of trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit
  - Dealer fails to pay principal or interest
  - Dealer bankruptcy
  - Any other circumstances that warrant immediate action

- Ford Credit may then:
  - Suspend credit lines
  - Maintain Ford Credit personnel on site
  - Collect titles and keys
  - Secure dealer inventory
  - Issue demand for payment letters

26

27 If Ford Credit does not believe that the dealer can resolve a status situation, Ford Credit will:Liquidate vehicles and any available secondary collateral to obtain greatest valueContinue collection efforts against personal and corporate guarantorsIn liquidation, inventory is disposed through the following channels:Transfer of vehicles to other dealersTransfer of vehicles to the manufacturer Sale of vehicles at auction DEALER CREDIT STRATEGY - LIQUIDATION PROCEDURES

FordCredit

SECONDARY (NON-VEHICLE) COLLATERAL


Personal Guarantees on over 90% of dealers
Dealer Principal
Secondary Collateral
Assets
• Stocks, bonds, cash
• Non-dealership real estate
• Other assets, for example, boat, plane, jewelry and furniture
Holding Company
Real Estate Holding Company
Dealership (Borrower)
Secondary Collateral
Assets
• Unfloored used inventory
• Furniture, fixtures, and equipment
• Dealership net worth
Secondary Collateral
Assets
• Land
• Buildings
Primary Collateral
• Financed new and used vehicles

- The underlying value of vehicles is the primary collateral supporting dealer floorplan balances
- For most dealers, Ford Credit also obtains additional coverage in the form of dealership adjusted net worth, personal guarantees and real estate equity
- Many dealers use an intermediate holding company structure as shown at left. In most cases, Ford Credit obtains guarantees at all levels of ownership
- Secondary collateral serves as a dealer's "skin in the game" and provides a strong motivation for dealers to repay their floorplan loans

28

29 FLOORPLAN PORTFOLIO PERFORMANCE Historical floorplan losses show the positive effect of Ford Credit's processes and the experience of Ford Credit's personnel (1) Average principal receivables balance is the average of the monthly average principal balances (based on daily balances) for the period indicated. Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. Recoveries include amounts received from any related security in addition to the underlying vehicles.Liquidations represent monthly cash payments and charge-offs that reduce the outstanding principal balance of a receivable.For the non-annual periods, the percentages are annualized. Ford Credit Portfolio Trust

30 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario Modeling ConsiderationsSummary

STRESS SCENARIOS

Examples of Amortization Events and Relative Severity

Amortization Event	Available subordinated amount falls below required subordinated amount	Payment rate trigger (avg. monthly payment rate <21% for 3 consecutive collection periods)	Chapter 11 Bankruptcy (Ford or Ford Credit)	Chapter 7 Bankruptcy (Ford or Ford Credit)
Possible Factors Driving Amortization Event	High dealer defaults concentrated during one month time period and not directly related to macro-economic conditions (e.g. default of large dealer group)	High dealer stocks and/or low sales due to poor economic conditions and/or poor dealer inventory management	Severe recession and/or other events leading to bankruptcy of parent or captive finance company	Very severe recession and/or shocks leading to bankruptcy of parent or captive finance company
Severity of Stress Scenario	Low	Moderate	High	Extreme

Bond Holder Payout Timing: **Faster** ⟷ **Slower**

31

32 STRESS SCENARIO MODELING CONSIDERATIONS STRESS SCENARIO MODELING CONSIDERATIONS Dealer default rate and timing of defaults (frequency)Collateral recovery value (severity)Payment rate and related dealer inventory level at time of amortization event Key Variables in Modeling Stress Scenarios Stress Events, Implications and Potential Mitigants - Extreme Stress Scenario

STRESS SCENARIO CONSIDERATIONS – DEFAULT RATE

Ford Credit

- Dealers incurred significant stress in 2008 and 2009 as a result of rapid fuel price increases, segment shifts and the global recession
- Despite these difficulties, the average Ford/Lincoln Mercury dealer was profitable in 2008 and so far in 2009
- Historically, although new vehicle sales are a dealership's primary revenue source, they contribute less than 10% to profitability. Most dealers derive the majority of their profits from used vehicle sales, parts, service and body shop. These profit sources would likely continue in a stress scenario
- Dealers have significant "skin in the game" in the form of dealership equity, personal guarantees and real estate equity. This serves as a strong incentive for dealers to repay floorplan loans
- Ford Credit provides floorplan loans to some Ford dealers that also have competitor franchises, including those dealers where the automotive manufacturer has declared bankruptcy. In 2009, Ford Credit has experienced no losses on floorplan loans to these dealers

33

34 STRESS SCENARIO CONSIDERATIONS - RECOVERY VALUES Vehicles recovered from defaulting dealers could be sold at auctionThere is a robust used vehicle market made up of about 40 million vehicles with 10 million vehicles sold annually at auction. Ford dealer inventories at June 30, 2009 represented 343,000 vehicles, a small fraction of vehicles auctioned each year In an extreme stress scenario, new vehicles would likely compete with used vehiclesUsed vehicle prices are range bound and are largely dependent on vehicle age, mileage and condition. On average, a one-year-old daily rental, used vehicle with 15,000 miles brings 65% of invoice price at auction

35 AGENDA Transaction and Master Trust OverviewFord Credit Floorplan Business OverviewServicing and Risk ManagementStress Scenario ConsiderationsSummary

Ford Credit

SUMMARY

- **Structure**
  - 32% subordination factor (% of receivables)
  - 1% cash reserve account (% of notes)
  - 4% participation percentage (% of notes)
  - Multiple amortization triggers combined with fast turning assets provide for repayment of notes at the onset of adverse events
- **Strong Servicing and Risk Management**
  - Continuous monitoring and early detection to minimize losses
  - Proprietary risk rating model
  - Leverage access to dealer information through relationship with manufacturer
  - Aligned sales, production and inventory objectives between Ford and Ford Credit
- **Consistent Performance**
  - One year average of monthly payment rates is 39.3%
  - Annualized portfolio losses less than 50 basis points over the past 5 years

36

37 SAFE HARBOR - Ford Motor Credit Company LLC Automotive Related:Further declines in industry sales volume, particularly in the United States or Europe, due to financial crisis, deepening recessions, geo-political events or otherwise;Decline in Ford's market share;Continued or increased price competition for Ford vehicles resulting from industry overcapacity, currency fluctuations or other factors;A further increase in or acceleration of the market shift away from sales of trucks, sport utility vehicles, or other more profitable vehicles, particularly in the United States;Continued or increased high prices for, or reduced availability of, fuel;Lower-than-anticipated market acceptance of new or existing Ford products;Adverse effects from the bankruptcy, insolvency, or government-sponsored restructuring of, change in ownership or control of, or alliances entered into by a major competitor;Economic distress of suppliers may require Ford to provide financial support or take other measures to ensure supplies of components or materials and could increase Ford's costs, affect Ford's liquidity, or cause production disruptions;Work stoppages at Ford or supplier facilities or other interruptions of supplies;Single-source supply of components or materials;Inability to implement the Retiree Health Care Settlement Agreement to fund and discharge UAW hourly retiree health care obligations;The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions;Unusual or significant litigation or governmental investigations arising out of alleged defects in Ford products or otherwise;A change in Ford's requirements for parts or materials where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to the seller ("take-or-pay contracts");Adverse effects on our results from a decrease in or cessation of government incentives;Adverse effects on Ford's operations resulting from certain geo-political or other events;Substantial negative operating-related cash flows for the near- to medium-term affecting Ford's ability to meet its obligations, invest in its business or refinance its debt;Substantial levels of indebtedness adversely affecting Ford's financial condition or preventing Ford from fulfilling its debt obligations (which may grow because Ford is able to incur substantially more debt, including additional secured debt);Inability of Ford to implement its plans to further reduce structural costs and increase liquidity;Ford Credit Related:A prolonged disruption of the debt and securitization markets;Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to additional credit rating downgrades, market volatility, market disruption or otherwise;Inability to obtain an industrial bank charter or otherwise obtain competitive funding;Higher-than-expected credit losses;Increased competition from banks or other financial institutions seeking to increase their share of retail installment financing Ford vehicles;Collection and servicing problems related to our finance receivables and net investment in operating leases;Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles;New or increased credit, consumer or data protection or other regulations resulting in higher costs and/or additional financing restrictions;Changes in Ford's operations or changes in Ford's marketing programs could result in a decline in our financing volumes;General:Continued or worsening financial crisis;Fluctuations in foreign currency exchange rates and interest rates;Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities;Labor or other constraints on Ford's or our ability to restructure its or our business;Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford's or our liquidity or financial condition; andWorse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates, investment returns, and health care cost trends). Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford's 2008 10-K Report and Item 1A of Part I of Ford Credit's 2008 10-K Report as updated by Ford's and Ford Credit's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.